Bardi Co., LLC
Schedule I - Computation of Net Capital Requirement
December 31, 2015

Computation of Net Capital		
Total ownership equity from statement of financial condition	$	38,004
Nonallowable assets		
Commission receivable		(25,280)
Deposits		(1,800)
Haircuts		(434)
Net Capital	$	10,490
Computation of Net Captial Requirements		
Minimum net aggregate indebtedness		
6-2/3 % of net aggregate indebtedness	$	324
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
Excess Capital	$	5,490
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	10,004
Computation of Aggregate Indebtedness		
Total liabilities	$	4,862
Aggregate Indebtedness to net capital	$	0.46

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$	13,024
Variance		
Accounts payable		(2,535)
Rounding		1
Net Capital per Audited Report	$	10,490